Exhibit 99.1

St. John's, NL – January 14, 2022

FORTIS INC. TO HOLD TELECONFERENCE ON FEBRUARY 11

TO DISCUSS 2021 ANNUAL RESULTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) will release its 2021 annual financial results on Friday, February 11, 2022. A teleconference and webcast will be held the same day at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's 2021 annual financial results.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.833.968.2272. International participants may participate by calling 236.714.2970. Please dial in 10 minutes prior to the start of the call. No passcode is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the teleconference will be available two hours after the conclusion of the call until March 11, 2022. Please call 1.800.585.8367 or 416.621.4642 and enter passcode 8563966.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2020 revenue of $8.9 billion and total assets of $57 billion as at September 30, 2021. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For further information contact

Investor Enquiries: Ms. Stephanie Amaimo Vice President, Investor Relations Fortis Inc. 248.946.3572 investorrelations@fortisinc.com	Media Enquiries: Ms. Karen McCarthy Vice President, Communications & Corporate Affairs Fortis Inc. 709.737.5323 media@fortisinc.com